UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
_____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Director/PDMR Shareholding dated 27 March 2025

Notification of transaction by a Person Discharging Managerial Responsibilities

Rentokil Initial plc (the 'Company') hereby announces that Andy Ransom, Chief Executive, a Person Discharging Managerial Responsibility, has exercised his award of 964,464 ordinary shares of 1 pence each in the Company granted under the Company Performance Share Plan 2006 (PSP) in March 2015.

The award, which vested in March 2018, would lapse this month if it remained unexercised.

453,914 of these shares have been sold to cover the tax and national insurance liability arising from the exercise at a price of £3.5633 per share, and the balance of shares has been retained.

The notification set out below is provided in accordance with the requirements of Article 19 of the UK Market Abuse Regulation.

Rachel Canham
Group General Counsel & Company Secretary
+44 (0)1293 858 000

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Ransom
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Exercise of options under the Performance Share Plan 2006 (883,906 nil-cost options, plus 80,558 shares in dividends equivalents).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	964,464
d)	Aggregated information - Aggregated volume - Total price	964,464 N/A
e)	Date of the transaction	2025-03-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Ransom
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Part sale of shares to cover tax and NIC
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.5633	453,914
d)	Aggregated information - Aggregated volume - Total price	453,914 £1,617,431.76
e)	Date of the transaction	2025-03-26
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 March 2025	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary